Exhibit 99.2

WUNONG NET TECHNOLOGY CO., LTD.

B401 4th Floor, Building 12, Hangcheng Street

Hourui No. 2 Industrial District

Shenzhen, China

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held at 10 p.m. on August 23, 2021 Beijing Time

(Record Date – July 27, 2021)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Xinliang Zhang as proxy of the undersigned, with full power to appoint his substitute, and hereby authorizes him to represent and to vote all the shares of Wunong Net Technology Co., Ltd.. (“we,” “us,”or the “Company”), which the undersigned is entitled to vote, as specified below on this card, at the Annual Meeting of Shareholders of the Company on Monday, August 23, 2021, at 10 p.m., Beijing time, at B401 4th Floor, Building 12, Hangcheng Street, Hourui No. 2 Industrial District, Shenzhen, China, and at any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSALS. This proxy authorizes the above designated proxy to vote in his discretion on such other business as may properly come before the meeting or any adjournments or postponements thereof to the extent authorized by Rule 14a-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR ALL”

OF PROPOSAL 1 AND “FOR” OF PROPOSALS 2 TO 4 SET FORTH BELOW.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK

PROPOSAL 1: To elect the nominees listed in the Proxy Statement to the Company’s Board of Directors.

NOMINEES:

01 Miaoting Lin	02 Xinliang Zhang	03 Xinmei Shi	04 Jielin Lin	05 Xiaode Zhang	06 Yuanqin Li	07 Xiaoying Mu

For All	Withhold All	For All Except
O	O	O

INSTRUCTION:	To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the box next to each nominee you wish to withhold, as shown here: _______________________________

PROPOSAL 2: To ratify the selection of Audit Alliance LLP as the Company’s independent registered public accounting firm for year ending December 31, 2021.

For	Against	Abstain
O	O	O

PROPOSAL 3: To approve and adopt the amended and restated memorandum and articles of association to change the company’s name to “Meiwu Technology Company Limited”.

For	Against	Abstain
O	O	O

PROPOSAL 4: To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

For	Against	Abstain
O	O	O

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Please indicate if you intend to attend this meeting [_] YES [_] NO

Signature of Shareholder: ______________________________

Date:  ______________________________

Name shares held in (Please print): _________________________ Account Number (if any): ____________________________

No. of Shares Entitled to Vote: ____________________________ Stock Certificate Number(s): _________________________

Note: Please sign exactly as your name or names appear in the Company’s stock transfer books. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.

If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.

If the signer is a partnership, please sign in partnership name by authorized person.

Please provide any change of address information in the spaces below in order that we may update our records:

Address: ______________________________________________________

______________________________________________________

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